EVEREST
199 S. LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA 91101
TEL (626) 585-5920 - FAX (626) 585-5929

June 18, 2009

Via Facsimile: (202) 772-9203

and submitted via EDGAR

Melissa Duru, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Station Place, 100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Concord Milestone Plus, L.P. (the “Partnership”)

PREN14A filed May 22, 2009,

by Everest Properties, LLC and Everest Management, LLC

File No. 1-16757

Dear Ms. Duru:

After filing the response letter and revised solicitation statement, we noticed that the revision-marked version of the solicitation did not get produced correctly, which incorrect version carried through into the EDGAR filing software we use.

We have re-filed the revised solicitation statement and apologize for any inconvenience this error may have caused.

Very truly yours,

/s/

Christopher K. Davis

Vice President and General Counsel